October 7, 2019

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement

U. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Guardion Health Sciences, Inc.
Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Guardion Health Sciences, Inc., a Delaware corporation (the “Company”), we are submitting a draft Registration Statement on Form S-1 (the “Registration Statement”) to the staff of the Securities and Exchange Commission for confidential nonpublic review pursuant to the Division of Corporation Finance (the “Division”) procedures for draft registration statement processing announced on June 29, 2017. The Registration Statement submitted herewith relates to the follow-on public offering of the Company’s common stock, par value $0.001 per share and warrants to purchase common stock.

On behalf of our client, we confirm to you that as of the date of this letter, the Company is an emerging growth company, as defined in Section 2(a)(19) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, on behalf of our client, we confirm to you that as of the date of this letter none of the disqualifying conditions set forth in Section 2(a)(19) have occurred.

A formal filing of the Registration Statement will be made at a later date, which in no event will be later than forty-eight (48) hours prior to the requested effective time and date made by the Company pursuant to Rule 461.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact me at (213) 617-4252.

Very truly yours,

/s/ David I. Sunkin
David I. Sunkin
for SHEPPARD, MULLIN, RICHTER & HAMPTON llp